Exhibit 99.1
Qiao Xing Universal’s Subsidiary to Hold Shareholder Meeting Regarding Proposed Privatization on
April 7, 2011
HUIZHOU, China, Feb.28, 2011 /PRNewswire-Asia-FirstCall/ — —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq:XING) (“XING”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, announced that its subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE:QXM) (“QXM”) will hold a shareholders’ meeting on April 7, 2011 (the “Meeting”) at which the shareholders of QXM (other than XING — the “Minority Shareholders”) will vote on the scheme of arrangement (the “Scheme”) which was proposed by XING in September 2010. In December 2010, QXM’s Board of Directors authorized putting the Scheme to the Minority Shareholders for their consideration. Pursuant to the Scheme, XING has proposed to acquire all of the outstanding ordinary shares of QXM other than those shares held by XING (the “Minority Shares”) in exchange for 1.9 shares of XING’s common stock plus US$0.80 in cash for each Minority Share (the “Scheme Consideration”). Key dates related to the meeting are as follows:
•	Record date – February 28, 2011

•	Mailing of Schedule 13E-3 and other materials relating to the Meeting – on or around March 7, 2011

•	Meeting – April 7, 2011
XING plans to file an additional amendment to its Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “SEC”) setting forth the details relating to the meeting on or around March 2, 2011. The Schedule 13E-3 will be included in the materials mailed to the Minority Shareholders in advance of the Meeting, and contains additional information about QXM, XING and the Scheme, which may be helpful to Minority Shareholders in evaluating the Scheme.
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum-mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper, lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.

XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business through the proposed privatization of its QXM subsidiary, or via other alternatives, to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding when XING will file an amendment to its Schedule 13E-3, when materials relating to the Meeting will be mailed to shareholders, anticipated acquisitions, estimates of revenue and profit, the privatization of QXM, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, XING and value for XING’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material, expectations with respect to supply and demand for mineral resources and XING’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of February 28, 2011.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with its proposed offer to acquire all of the outstanding shares of Qiao Xing Mobile Communication Co., Ltd not currently owned by it by way of a Scheme of Arrangement (the “Proposed Offer”). XING intends to file an amendment to its Schedule 13E-3 on or around March 2, 2011. This document will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com
Filing under Rule 425
under the Securities Act of 1933
Filing by: Qiao Xing Universal
Resources, Inc.
Subject Company: Qiao Xing Mobile
Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430